UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40- F ☐

EXPLANATORY NOTE

On August 11, 2025, Lifezone Metals Limited (the “Company”) announced that its indirect wholly-owned subsidiary, Kabanga Nickel Limited (the “Borrower”), entered into a $60 million secured bridge loan facility agreement (the “Bridge Loan Facility Agreement”) with Taurus Mining Finance Fund No. 2, L.P. (“Taurus”), a leading global provider of structured finance to the mining sector.

The bridge loan is intended to support advancement of the Kabanga Nickel Project, located in northwest Tanzania, by funding the development of critical early works and infrastructure development as the Company moves toward securing long-term project financing.

The Company today announced that Kabanga Nickel Limited has closed the $60 million bridge loan facility agreement with Taurus and made an initial draw-down of $20 million, having satisfied the conditions precedent required for the first drawdown of funds under the facility. The funds drawn under the facility will support the advancement of the Kabanga Nickel Project, located in north-west Tanzania, by funding the development of critical early works and infrastructure development.

The funds will also support the acceleration of the project finance process for the Kabanga Nickel Project, after the release of favorable feasibility study economics on July 18, this year.

A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information in this Form 6-K attached Exhibits 99.2 shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-272865, 333-281189 and 333-289809) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Description of Exhibit
99.1	Press Release of the Company dated September 2, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEZONE METALS LIMITED

Date: September 2, 2025	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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